Exhibit 99.85

Management’s Discussion and Analysis

FOR THE NINE MONTHS ENDED MARCH 31, 2021

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for Standard Lithium Ltd. was prepared by management based on information available as at May 26, 2021 and it should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the nine months ended March 31, 2021. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All dollar figures are expressed in Canandian dollars unless otherwise stated. These documents and additional information on the corporation are available on SEDAR at www.sedar.com.

As used in this MD&A, the terms “Standard Lithium” and “the Company” mean Standard Lithium Ltd., unless the context clearly requires otherwise.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

SUMMARY OF STANDARD LITHIUM’S BUSINESS

Standard Lithium Ltd. (“Standard” or “the Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998. At its annual general meeting held on November 3, 2016, the shareholders of the Company approved the change of name of the Company to “Standard Lithium Ltd.” and to the continuance of the Company from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act. The shareholders also approved the consolidation of the Company’s common shares on the basis of one post-consolidation share for five pre-consolidation shares. All common share and per common share amounts in this report have been retroactively restated to reflect the share consolidation.

The Company’s common shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SLL”, and are quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and the Frankfurt Stock Exchange under the symbol “S5L”. The head office is located at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6 Canada.

The Company’s principal focus is the development of lithium-bearing brine resources in North America, and the eventual commercial production of high-purity lithium chemicals. In order to achieve a portfolio of lithium-brine bearing properties, the Company has either directly secured brine leases from public lands or private landowners, or has partnered, in a variety of commercial relationships, with existing brine resource holders. The Company has also

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

1. SUMMARY OF STANDARD LITHIUM’S BUSINESS—continued

developed a suite of Intellectual Property (“IP”) related to novel technologies that can be deployed to either selectively extract lithium from brine, or convert and purify intermediate lithium chemicals to higher purity materials.

This IP suite is protected by a series of patent applications, and where the underlying inventor is an associate of, or consultant to SLL, exclusive rights or sole-licensing agreements are in place to allow SLL unfettered access to the patent(s) and associated know-how.

The Company’s focus is on advancing its south Arkansas lithium project towards commercial production. The company also has an early stage lithium brine project in the Mojave Desert in California

Historical information relating to the formation of the various land packages and commercial agreements are available under the Company’s SEDAR profile.

ARKANSAS LITHIUM

The Company’s flagship project is located in south-central Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from 150,000+ acres of operating brine leases (“Lanxess Project”). The Company is also conducting mineral resource development of 27,000+ acres of separate brine leases located in south-western Arkansas (“Tetra Project”).

Arkansas currently produces the equivalent of 42.6 million m3 (9,380,000,000 gallons) of brine per year (based on Arkansas Oil and Gas Commission reported average brine production from 2010-2016), almost entirely from the Smackover Formation primarily to produce bromine and bromine-related chemicals.

LANXESS PROJECT

On May 9, 2018 the Company announced the signing of a MOU with global specialty chemicals company LANXESS Corporation (“LANXESS”) and its US affiliate Great Lakes Chemical Corporation (“GLCC”), with the purpose of testing and proving the commercial viability of extraction of lithium from brine (“tail-brine”) that is produced as part of LANXESS’s bromine extraction business at its three Southern Arkansas facilities.

The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products that may be extracted from tail-brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial US$3,000,000 reservation fee to LANXESS allowing the Company to; locate and interconnect a lithium extraction demonstration plant at one of Lanxess processing facilities in south Arkansas, secure access to tail-brine produced as part of Lanxess bromine extraction business, cooperate with LANXESS as may be required to operate the demonstration plant with additional fees and obligations due from the Company to LANXESS in the future subject to certain conditions.

In addition, on November 9, 2018, the Company signed the LANXESS JV Term Sheet for a contemplated joint venture to coordinate in the commercial development of lithium extracted from the Smackover Formation in Southern Arkansas. Under the proposed terms of the joint venture, LANXESS would contribute lithium extraction rights and grant access to its existing infrastructure to the joint venture, and Standard Lithium would contribute existing rights and leases held in the Smackover Formation and the pilot plant being developed on the property, as well as its proprietary extraction processes including all relevant intellectual property rights.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

LANXESS PROJECT—CONTINUED

Upon proof of concept, LANXESS is prepared to provide funding to the joint venture to allow for the commercial development of the future commercial project. It is anticipated that the joint venture will include options for Standard Lithium to participate in project funding on similar terms.

The final terms of the joint venture and any funding arrangement remain subject to completion of due diligence, technical proof of concept, normal economic viability studies to confirm the technical feasibility and economic viability of the project, and the negotiation of definitive agreements between the parties.

The Company has issued two technical reports for the Lanxess Project. The first Resource Report was filed on the Company’s SEDAR profile on November 19, 2018 and comprised an Inferred Resource estimate for lithium contained in brine underlying the Lanxess property (19th Nov 2018 Inferred Resource report). The second report was a Preliminary Economic Assessment (PEA), filed on August 01, 2019 (link to PEA on SLL’s SEDAR page). The PEA comprised an upgraded Indicated Resource estimate for the property, as well as preliminary capital and operational costing and project economics for a proposed commercial plant at the property. All information contained within the PEA superseded that which had been previously reported for the Lanxess Project.

Lanxess PEA – Executive Summary

As described above, on August 1 2019, the Company issued the Preliminary Economic Assessment (PEA) for the LANXESS project, and the Executive Summary of this is provided below; please see the full report as filed on the Company’s SEDAR profile.

Property Location and Description

The LANXESS Property is located south and west of the City of El Dorado in Union County, AR, U.S.A. The southern and western edges of the Property border the State of Louisiana (LA) and Columbia County, respectively. The Property encompasses Townships 16-19 South, and Ranges 15-18, West of the 5th Meridian (W5M). The Property centre is at UTM 520600 Easting, 3670000 Northing, Zone 15N, NAD83.

Ownership and History

The LANXESS Property is presently owned by Lanxess Aktiengesellschaft (LANXESS), a specialty chemicals company based in Cologne, Germany. Presently, LANXESS is listed in the Dow Jones Sustainability Index and FTSE4Good Index.

LANXESS owns 100% of the brine leases and brine rights on their properties, either by an executed brine lease or by operation of law, as a result of unitization by the AOGC. The land package consists of 150,081.81 acres that cover over 607 km2. Of the total land package, 142,881.81 acres are ‘Unitized’ and approximately 7,200 acres occur outside the Unit boundaries (Non-Unitized).

Each Unit (South, Central and West) has their own brine supply wells, pipeline network and bromine processing (separation) infrastructure. The facilities and their locations, which are 100% owned and operated by Great Lakes Chemical Corporation, a wholly-owned subsidiary of LANXESS, are as follows:

South Unit (South Plant): 324 Southfield Cutoff, El Dorado, AR 71730;

Central Unit (Central Plant): 2226 Haynesville Highway (HWY 15S), El Dorado, AR 71731; and

West Unit (West Plant): 5821 Shuler Road, Magnolia, AR 71731.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

LANXESS PROJECT—CONTINUED

Geology and Mineralization

The authors have reclassified the LANXESS Li-Brine Resource from an Inferred Mineral Resource to an Indicated Mineral Resource in the current Technical Report. The average lithium concentration used in the resource calculation is 168 mg/L Li. Resources have been estimated using a cut-off grade of 100 mg/L lithium. The total Indicated LANXESS Li-Brine Resource for the South, Central and West brine units is estimated at 590,000 tonnes of elemental Li. The total lithium carbonate equivalent (LCE) for the main resource is 3,140,000 tonnes LCE. With a planned level of production of 20,900 tonnes per year (tpy) of LCE, the resources will exceed the planned 25 years of operation by a significant margin. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all, or any part, of the mineral resource will be converted into a mineral reserve.

Recovery Method and Mineral Processing

Standard Lithium’s objective is to produce battery-grade lithium carbonate from the tail-brine that exits the LANXESS bromine extraction operations. There are three (3) bromine extraction operations that will be used for lithium extraction (South, Central and West). Each facility will have its own primary lithium chloride extraction plant, which will produce purified and concentrated lithium chloride solutions. These solutions will be conveyed, via pipelines, to one location (Central Plant) for further processing to the final product—lithium carbonate. The total lithium carbonate production is 20,900 tpy. The final product lithium recovery is about 90%. The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

CAPEX

Capital expenditures are based on an operating capacity of 20,900 tpy of battery grade lithium carbonate. Capital equipment costs have been obtained from in-house data and solicited budget price information. The estimate is compliant to the AACE International Class 5 standard. The accuracy of this estimate is expected to be within a -30% / +50% range.

The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

LANXESS PROJECT—CONTINUED

CAPEX Summary

Stage of Development	Description	Cost (US$)
Phase 1	South Lithium Chloride Plant	106,886,000
	Central Lithium Carbonate Plant – Train No 1	27,711,000
	Pipelines	2,340,000
	Contingency 25%	34,234,000
	Phase 1 Subtotal	171,171,000
Phase 2	West Lithium Chloride Plant	99,393,000
	Central Lithium Carbonate Plant – Train No 2	25,769,000
	Pipelines	3,780,000
	Contingency 25%	32,236,000
	Phase 2 Subtotal	161,178,000
Phase 3	Central Lithium Chloride Plant	66,589,000
	Central Lithium Carbonate Plant – Train No 3	17,261,000
	Contingency 25%	20,963,000
	Phase 3 Subtotal	104,813,000
	CAPEX TOTAL	437,162,000

OPEX

Operating expenditures are based on a phased development with an increasing lithium carbonate production capacity: Phase 1: 9,700 tpy, Phase 2: 8,200 tpy, Phase 3: 3,000 tpy. The OPEX summary (rounded to ‘000) is presented in the table below.

Annual Operating Cost Summary

Description	Phase 1 (US$)	Phase 2 (US$)	Phase 3 (US$)
Manpower	3,745,000	5,680,000	6,710,000
Electrical Power	4,040,000	7,306,000	9,097,000
Reagents & Consumables	30,138,000	55,615,000	64,936,000
Water	496,000	916,000	1,070,000
Natural Gas	582,000	1,074,000	1,254,000
Miscellaneous Direct Expenditures	605,000	1,098,000	1,299,000
Sustaining Capital Cost	1,199,000	2,314,000	3,061,000
Brine Transportation	48,000	123,000	123,000
Land lease	100,000	200,000	300,000
Subtotal	40,953,000	74,326,000	87,849,000
Indirect Operational Expenditures	1,009,000	1,901,000	2,410,000
TOTAL	41,962,000	76,227,000	90,259,000

Note: OPEX per one metric tonne of production is US$4,319.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

LANXESS PROJECT—CONTINUED

Economic Analysis

The project economics assumed a three-year rolling average price of US$13,550/t for the lithium carbonate product. The results for IRR and NPV from the assumed CAPEX, OPEX and price scenario at full production, are presented in the table below.

Economic Evaluation—Case 1 (Base Case) Summary

Overview	Units	Values	Comments
Production	tpy	20,900	At completion of Phase 3 production
Plant Operation	years	25	From the start of Phase 1 production
Capital Cost (CAPEX)	US$	437,162,000
Annual Operating Cost (OPEX)	US$	90,259,000	At completion of Phase 3 production
Average Selling Price	US$/t	13,550
Annual Revenue	US$	283,195,000
Discount Rate	%	8
Net Present Value (NPV) Post-Tax	US$	989,432,000
Net Present Value (NPV) Pre-Tax	US$	1,304,766,000
Internal Rate of Return (IRR) Post-Tax	%	36.0
Internal Rate of Return (IRR) Pre-Tax %	%	41.8

Conclusions

•

The total Indicated LANXESS Li-Brine Resource is estimated at 3,140,000 tonnes of LCE. The volume of resources will allow the lithium bearing brine extraction operations to continue well beyond the currently assumed 25 years.

•

The results of the geological evaluation and resource estimates for the Preliminary Economic Assessment of LANXESS Smackover Project justifies development of the project to further evaluate the feasibility of production of lithium carbonate.

•

The experience gained from the long-term operations of the brine extraction and processing facilities on the LANXESS controlled properties decreases the risk related to sustainability of the brine extraction from the Smackover Formation.

•

The well-developed infrastructure and availability of a qualified work force will decrease the risks related to construction, and commissioning and operating of the lithium extraction and lithium carbonate processing plants.

•	The results of the bench scale testing and mini-plant process testing program increase the level of confidence in the key parameters for the operating cost estimate.

•	Improvements made to process efficiency, particularly the reduction of reagents and chemicals consumption, will improve the economics of the Project.

•

The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the Project is economically viable under the base case conditions. The key economic indicators, NPV = US$989,432,000 (post-tax) and IRR = 36% (post-tax), are very positive.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

LANXESS PROJECT—CONTINUED

Recommendations

•	The LANXESS Li-brine resource estimate should be upgraded from the current classification of “Indicated” to “Measured”, as classified according to CIM (2014) definition standards.

•	The sampling and testing program should be continued to allow for the most updated calculation of the lithium concentration to be used in the resource estimate calculation.

•	The testing program should address the opportunities to reduce the usage of reagents for production of lithium chloride to lower the operating cost.

•	The large Demonstration Plant scheduled for deployment in late-2019 at the South Plant should be used to collect as much data as possible to inform the next phases of study.

•	Complete an evaluation of the SiFT process to produce battery quality lithium carbonate vs. the traditional OEM process used in this PEA.

•	On completion of the PEA, the project should progress to a NI 43-101 compliant PFS.

Lanxess Project – Current Status

During 2019, the Company designed and constructed a modular demonstration-scale lithium extraction plant in Ontario, Canada. This Demonstration Plant was mobilized and transported to Lanxess’ operational brine processing facility at their South Plant. The initial installation of the plant was completed in mid-October 2019, a semi-permanent structure to enclose the plant and ancillary laboratory, office and control room were installed by December 2019, and all utility and service connections were completed by the end of January 2020. In mid-May 2020 the Company announced the completion of the commission phase of the Demonstration Plant. The Demonstration Plant is designed to continuously process an input tail brine flow of 50 gallons per minute (gpm; or 11.4 m3/hr) from the Lanxess South Plant, which is equivalent to an annual production of between 100-150 tonnes per annum of Lithium Carbonate. The highly automated, three-story demonstration plant includes an integrated office and control room, as well as a full, process-specific analytical laboratory.

On September 9, 2020 the Company shipped a large volume of lithium chloride solution product from the Arkansas Demonstration Plant for final conversion to lithium carbonate. The Company shipped an initial total volume of 20,000 liters of lithium chloride product for conversion to battery quality lithium carbonate using: (1) a third-party OEM/vendor in Plainfield, Illinois for lithium carbonate conversion using a conventional process; and (2) Saltworks Technologies Inc. in Richmond, B.C. to continue work currently underway using the Company’s proprietary SiFT crystallization process.

The Company’s industrial-scale lithium carbonate SiFT crystallization pilot plant, has been operating successfully since mid-July using a lithium chloride solution that was produced in 2019 by the Company’s mini-pilot DLE plant (note, this lithium chloride solution was produced from Arkansas brine). Transport of bulk volumes of polished lithium chloride product will continue to be shipped from Arkansas to BC, until such time that border restrictions are lifted, and it is possible to move the SiFT pilot plant and Standard Lithium staff from BC to Arkansas. Additional work is also being completed at the Arkansas project site to construct the foundations required to house the integrated SiFT pilot plant when international border restrictions allow.

On March 1, 2021 the Company announced that it has completed the conversion of its Arkansas-produced lithium chloride into 99.985% pure lithium carbonate using original equipment manufacturer (OEM) technology, the lithium development company announced Monday.

The work was completed by Veolia Water Technologies at their facility in Plainfield, Illinois, and demonstrates that the lithium chloride intermediate product produced by Standard Lithium’s industrial-scale LiSTR direct lithium extraction (DLE) plant in Arkansas can be converted into better than battery-quality lithium carbonate using established OEM carbonation technology.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

TETRA PROJECT

On December 29, 2017, the Company entered into an Option Agreement with Tetra Technologies Inc. to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,000+ net brine acres of leases located in Columbia and Lafayette Counties, Arkansas.

The lease area has been historically drilled for oil and gas exploration, and approximately 256 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to the Tetra Project. All of these 256 wells have geological logs, and all can be used to constrain the top of the Smackover Formation brine-bearing zone. In addition, a subset of 30 wells has full core reports that provide detailed data, and downhole geophysical logs that include formation resistivity and porosity data.

On August 28, 2018 The Company announced analysis from four brine samples recovered from two existing wells in the project area showed lithium concentrations ranging between 347–461 mg/L lithium, with an average of 450 mg/L lithium in one of the wells, and 350 mg/L in the other. The brines were sampled from preexisting oil and gas wells that had been previously drilled into the Smackover Formation, and were completed at depths of approximately 9,300 ft (2,830 m) below ground level.

Tetra Inferred Resource – Executive Summary

On February 28 2019, the Company issued an Inferred Resource NI43-101 report for the Tetra project, and the Executive Summary of this is provided below; the full report is available under the Company’s SEDAR profile (See Tetra Inferred Resource Report on Company’s Sedar page).

The following summary does not purport to be a complete summary of the Tetra Arkansas Lithium Project and is subject to all the assumptions, qualifications and procedures set out in the Tetra Resource Report and is qualified in its entirety with reference to the full text of the Tetra Resource Report.

Tetra Arkansas Lithium Brine Project Inferred Resource Statement

	Upper Smackover Form.		Middle Smackover Formation		Total (and main resource)
Parameter	South Resource Area	North Resource Area	South Resource Area	North Resource Area
Aquifer Volume (km3)	2.49	3.65	0.60	0.93	7.66
Brine Volume (km3)	0.25	0.36	0.06	0.09	0.76
Average lithium concentration (mg/L)	399	160	399	160	199
Average Porosity	10.1%	10.1%	10.3%	10.3%	10.1%
Total Li resource (as metal) metric tonnes (see notes [4] & [5] below)	78,000	44,000	18,000	11,000	151,000
Total LCE resource (metric tonnes) (see notes [4] & [5] below)	413,000	233,000	98,000	59,000	802,000

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

TETRA PROJECT—CONTINUED

Notes:

[1]	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve.

Tetra Arkansas Lithium Brine Project Inferred Resource Statement—continued

Notes:—continued

[2]	Numbers may not add up due to rounding.

[3]	The resource estimate was completed and reported using a cut-off of 50 mg/L lithium.

[4]

The resource estimate was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated Resource Report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments. As per these guidelines, the resource was estimated in terms of metallic (or elemental) lithium.

[5]	In order to describe the resource in terms of ‘industry standard’ lithium carbonate equivalent, a conversion factor of 5.323 was used to convert elemental lithium to LCE.

The TETRA Project lithium brine Inferred Resource, as reported, is contained within the Upper and Middle facies of the Smackover Formation, a Late Jurassic oolitic limestone aquifer system that underlies the entire Property. This brine resource is in an area where there is localised oil and gas production, and where brine is produced as a waste by-product of hydrocarbon extraction. The data used to estimate and model the resource were gathered from active and abandoned oil and gas production wells on or adjacent to the Property.

The resource underlies a total of 802 separate brine leases and eight brine mineral deeds which form a patchwork across Columbia and Lafayette Counties in south-western Arkansas. The Property consists of 11,033 net hectares (27,262 net acres) leased by TETRA, and the resource estimate was only modelled for that footprint.

The resource area is split into the northern and southern resource zones, where a fault system is interpreted to act as a divide between the two areas (although there is hydrogeological continuity in the resource zone across the fault system). In general, the Upper and Middle Smackover formations are slightly thinner, with lower lithium grades in the northern zone, and slightly thicker with higher lithium grades in the southern zone. The depth, shape, thickness and lateral extent of the Smackover Formation were mapped out in a 3D model using the following data:

•	2,444 wells drilled into the subsurface in the general TETRA Property area. Of these, 2,041 wells were deep enough (2,135 m, or 7,000 feet) to penetrate the Upper Smackover Formation;

•	104 wells had electric logs available within the TETRA Property that included the top of the Upper Smackover Formation;

•	32 wells had electric logs available within the TETRA Property that included the base of the Upper Smackover Formation; and,

•	19 wells had electric logs available within the TETRA Property that included the base of the Middle Smackover Formation.

In addition, hardcopy prints of 20 proprietary regional seismic lines totaling over 200 line-km (over 125 line-miles) were procured, scanned, rasterized and loaded into Kingdom® seismic and geological interpretation software.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

TETRA PROJECT—CONTINUED

The porosity and permeability data used to characterize the Smackover Formation hydrological model included:

•	Historical effective porosity measurements of more than 1,935 Smackover Formation core samples that yielded an average effective porosity of 14.3%;

•	Historical permeability data that vary from <0.01 to >5,000 millidarcies (mD) with an average of 338 mD;

•

515 core plug samples from oil and gas wells within the Upper and Middle Smackover Formations at the TETRA Property were analysed for permeability and porosity and yielded an overall average permeability of 53.3 mD and a total porosity of 10.2%; and,

•	3,194 Smackover Formation total porosity values based on LAS density/porosity logs from 29 wells within, and/or adjacent to, the TETRA Property that have an average total porosity of 9.2%.

With respect to the resource estimation, a statistical review of the capped and declustered effective porosity measurements collected within the Upper and Middle Smackover formations resulted in average porosity values of 10.1% and 10.3% for the Upper and Middle Smackover formations, respectively.

Representative in-situ brine geochemistry was assessed using eight lithium brine samples taken from wells re-entered by Standard Lithium in 2018, and was supplemented by four historical samples. These data yielded an average lithium grade of 160 mg/L in the northern resource zone and 399 mg/L in the southern resource zone. Sample quality assurance and quality control was maintained throughout by use of sample blanks, duplicates and standard ‘spikes’, and by using an accredited, independent laboratory, with a long history of analysing very high salinity lithium brines.

Tetra Resource Estimation Methodology

The resource estimate was completed by Independent qualified person (QP) Mr. Roy Eccles M.Sc. P. Geol. of APEX Geoscience Ltd., assisted by other Independent QP’s; Dr. Ron Molnar Ph.D. P. Eng. of METNETH2O, and Mr. Kaush Rakhit M.Sc. P. Geol. of Canadian Discovery Ltd (hydrogeology). The resource estimate of the lithium brine at the TETRA Property is classified as an “Inferred” Mineral Resource and was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated Technical Report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments.

Future Target for Exploration

A Future Target for Exploration (FTE) was also developed which considered the additional resource which may be present if the lease areas were ‘filled-in’ and the total footprint of the Tetra Project were unitised as a brine-production unit in the future; this FTE considered that an additional 86,000 to 160,000 tonnes LCE may be present under the total Project footprint if unitisation were applied for and approved. The potential quantity and grade of the FTE is conceptual in nature. It is uncertain if Standard Lithium will acquire the leases being delineated as a future target of exploration and it is uncertain if a mineral resource estimate including the leases in question will ever be delineated.

Tetra Project – Current Status

No additional work has been completed by the Company on the Tetra project following completion of the Inferred Resource report outlined above. However, our project partners, Tetra Technologies, have been involved in renewal of brine leases across the Project, where appropriate.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

CALIFORNIA LITHIUM

The Company also has a lithium brine development project in the Mojave Desert region of California. This project consists of approximately 48,000 acres of mixed private, patented and placer claim land in the Bristol Dry Lake and Cadiz Dry Lake basins (collectively known as The Bristol Dry Lake Project). The Bristol Dry Lake Project is located in San Bernardino County, CA approximately 150 miles east-northeast of Los Angeles. The Company has rights and access to four sets of placer mining claims (and some patented claims) which are mostly situated on Federal lands controlled by the Bureau of Land Management (BLM). The Bristol Lake playa is a flat, dry salt lake in the Mojave Desert that occupies approximately 155 sq. km in a 2,000 sq. km arid drainage basin. There are two established brine producers in the basin and 100+ years of industrial mineral production (salts and brines) from the below-surface brine deposits.

The land package consists of:

•	Option purchase agreement with Nevada Alaska Mining Inc.;

•	Property lease agreement with National Chloride; and,

•	A License, exploration and operation agreement with TETRA Technologies.

Details regarding the various commercial agreements with these companies and the Company’s ongoing commitments can be found in previous versions of the Company’s MD&A.

Some limited investigation and processing works have been completed at the Bristol Dry Lake Project, consisting of geophysical surveys, drilling and sampling, test-pitting and sampling, completion of evaporation pond performance testing and other water level surveys. As of the time of writing of this document, these data have not been integrated into a technical report for the Project, however it is the Company’s intention to complete any necessary investigation works and deliver a technical report in the future.

QA/QC

Steve Ross, P.Geol., a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure in this MD&A.

2. HIGHLIGHTS FOR THE NINE MONTHS ENDED MARCH 31, 2021

Annual Information Form (AIF)

An AIF for the Fiscal Year 2020 (ended on June 30, 2020) was issued and refiled by the Company on November 27, 2020 and can be viewed in its entirety under the Company’s SEDAR profile.

In May 2021, the Company engaged NORAM Engineering and Constructors Ltd. as the lead consultant to prepare and coordinate the PEA on its TETRA property in south-western Arkansas.

SHARE ISSUANCES

On October 1, 2020, the Company issued 500,000 common shares with a fair value of $1,025,000 to Nevada Alaska Mining Co. Ltd.

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

During the period ended March 31, 2021, the Company issued 9,856,504 common shares for proceeds of $9,030,930 upon the exercise of warrants.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

During the period ended March 31, 2021, the Company issued a total of 1,325,000 common shares for the exercise of stock options. The Company received proceeds of $1,204,000 and reclassified $938,425 from reserves to share capital upon exercise.

Subsequent to March 31, 2021, the Company issued 626,129 common shares upon the exercise of warrants for proceeds of $388,139 and issued 600,000 common shares with a fair value of $2,386,000 in accordance with property agreements.

Stock Option Grants

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

On January 18, 2021, the Company granted 1,200,000 stock options to directors and officers of the Company at a price of $3.39 for a period of 5 years. All of the stock options vested at grant.

On April 13, 2021, the Company granted 400,000 stock options to consultants of the Company with an exercise price of $3.43 for a period of 3 years. The stock options vested 25% at grant, 25% on July 13, 2021, 25% on October 13, 2021 and 25% on January 13, 2022.

3. SELECTED ANNUAL FINANCIAL INFORMATION

The following table contains a summary of the Company’s financial results as reported under IFRS:

	June 30, 2020 $	June 30, 2019 $	June 30, 2018 $
Total revenue	—	—	—
Total assets	57,761,812	44,391,331	30,920,583
Working capital surplus (deficiency)	(2,605,318)	1,578,892	13,964,324
Total non-current financial liabilities	5,091,780	398,453	—
Net loss	9,527,368	8,578,841	3,745,091
Net loss per share	0.11	0.11	0.06

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Results of Operations

Three months ended March 31, 2021 compared to the three months ended March 31, 2020:

The Company incurred a net loss of $9,802,434 for the quarter ended March 31, 2021 (“Q3-2021”) compared to a net loss of $3,327,623 for the quarter ended March 31, 2020 (“Q3-2020”). The primary reason for the increase in loss was amortisation of the pilot plant, amortisation of the intangible asset, costs related to the operation of the pilot plant, and increased share-based payments. These increased costs were offset by an increased gain on foreign exchange as compared to the same period last year. Consulting fees were higher when comparing quarter to quarter. Management fees incurred during Q3-2021 of $342,721 were consistent with fees incurred during Q3-2020. Professional Fees of $141,552 were higher than fees of $100,495 during Q3-2020. This is mainly due to higher legal and audit fees incurred during the period. Filing and transfer agent fees of $34,617 were higher than fees of $19,635 during Q3-2020. The increase is related to FY2020 year-end filing and sustaining fees for the NASDAQ exchange. Office and administration cost of $184,656 were higher than the costs of $106,901 incurred during the comparative quarter due to higher insurance costs and costs related to the relocation of the corporate office in Vancouver. Advertising and investor relations costs incurred during Q3-2021 of $220,383 were higher than costs incurred during Q3-2020 due to the purchasing of ads. Travel costs of $400 incurred during Q3-2021 was lower than costs of $42,960 incurred during Q3-2020 due to the restriction of travel abroad and to the United States. The share-based compensation during the period was $4,077,810 as compared to $1,538,921 recognized in Q3-2020 as share-based compensation. The Company incurred $15,380 of cost associated with a preliminary economic assessment during Q3-2023 with $435 incurred during Q3-2020. During the period, the company began preliminary work on the PEA on the TETRA property in Arkansas. The company incurred $47,304 of costs related to patent applications as compared to $6,643 of costs incurred during Q3-2020.

Nine months ended March 31, 2021 compared to the nine months ended March 31, 2020:

The Company incurred a net loss of $18,354,031 for the nine months ended March 31, 2021 (“YTD2021”) compared to a net loss of $5,058,371 for the nine months ended March 31, 2020 (“YTD2020”). The primary reason for the increase in loss was amortisation of the pilot plant, amortisation of the intangible asset, costs related to the operation of the pilot plant, increased professional fees, interest and accretion expense, bonus paid to directors and officers and increased share-based payments. These increased costs were offset by an increased gain on foreign exchange. Consulting fees increased to $626,184 during YTD2021, compared with $473,091 in YTD2020 due to the addition of costs related to the engagement of a lobbyist and the addition of strategic advisors. Management fees of $1,194,159 during YTD2021 increased from fees of $697,013 incurred during YTD2020 mainly due to a one-time bonus paid to directors and officers of $375,000 and a board approved increase in approved management and directors fees. Professional Fees of $351,803 were higher than fees of $230,051 during YTD2020. This is mainly due to higher legal fees and costs associated with a review of Q1-2021 incurred during the period. Filing and transfer agent fees of $113,966 were higher than fees of $63,793 during YTD2020 mainly due fees related to the NASDAQ listing. Office and administration cost of $373,790 were higher than the costs of $236,678 incurred during the comparative quarter due to higher insurance costs and costs associated with the relocation of the office in Vancouver. Advertising and investor relations costs of $360,467 were incurred during YTD2021 as compared to $262,458 during YTD2020 as the Company continues its efforts to raise awareness of the Company to Canadian and US institutional investors. Travel costs of $458 incurred during YTD2021 was lower than costs of $101,426 incurred during YTD2020 due to the restriction of travel abroad and to the United States. The share-based compensation during the period was $4,369,031 as compared to $1,716,647 recognized in YTD2020 as share-based compensation. The Company incurred $15,380 of cost associated with a preliminary economic assessment during YTD2020 with costs of $88,273 incurred during YTD2021. The company incurred $153,509 of costs related to patent applications as compared to $63,652 of costs incurred during YTD2020.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters in accordance with IFRS, stated in Canadian dollars:

Quarter Ended	Total Revenues		Net Income/(Loss)	Earnings/(Loss) Per share
June 30, 2019	$	Nil	$(498,870)	$(0.01)
September 30, 2019	$	Nil	$(852,917)	$(0.01)
December 31, 2019	$	Nil	$(877,831)	$(0.01)
March 31, 2020	$	Nil	$(3,327,623)	$(0.04)
June 30, 2020	$	Nil	$(4,468,997)	$(0.05)
September 30, 2020	$	Nil	$(2,787,507)	$(0.04)
December 31, 2020	$	Nil	$(5,764,090)	$(0.05)
March 31, 2021	$	Nil	$(9,802,434)	$(0.07)

Liquidity and Capital Resources

As of March 31, 2021, the Company had a working capital surplus of $29,253,591 compared to a working capital deficit of $2,605,318 as of June 30, 2020. Cash and cash equivalents at March 31, 2021 totaled $30,264,027 compared to $4,141,494 at June 30, 2020. During the nine months ended March 31, 2021 the Company had a net cash inflow of $26,122,533.

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

During the nine months ended March 31, 2021, the Company issued 9,856,504 common shares upon the exercise of warrants for proceeds of $9,030,930 and issued 1,325,000 common shares upon the exercise of 1,325,000 stock options for proceeds of $1,204,000.

Subsequent to March 31, 2021, the Company issued 626,129 common shares upon the exercise of warrants for proceeds of $388,139.

Management has determined that the cash resources will be sufficient to continue operations in the short term and additional funding will be required to sustain the Company’s ongoing operations. As a result, the Company will continue to attempt to raise funds through equity or debt financing to meet its on-going obligations. There can be no certainty that such additional funds may be raised when required.

Transactions with Related Parties

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Compensation to key management is comprised of the following:

	March 31, 2021	March 31, 2020
Non-Executive Chair of the Board due to Paloduro Investments Inc.	$68,750	$—
President and Chief Operating Officer due to Green Core Consulting Ltd.	350,000	225,000
Chief Executive Officer due to Rodhan Consulting & Management Services	350,000	225,000
Due to Varo Corp Capital Partners Inc.	232,500	180,000
Director due to JSB Investments Inc.	68,750	—
Chief Financial Officer due to Kara Norman	124,158	67,013
Share-based payment	4,072,365	1,402,448

	$5,266,524	$2,099,461

As at March 31, 2021 there is $260,293 (June 30, 2020: $200,809) in accounts payable and accrued liabilities owing to officers of the Company.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Outstanding Share Data

The authorized capital of Standard consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this report, there were 134,102,453 common shares issued and outstanding, 13,800,784 stock options and 7,450,745 warrants outstanding. Of the warrants outstanding, 2,100,800 are exercisable to acquire one common share at $1.30 expiring March 21, 2022, 150,000 are exercisable to acquire one common share at $1.30 expiring on April 10, 2022 and 5,199,945 are exercisable to acquire one common share at $1.00 expiring on February 20, 2022. The 5,199,945 warrants issued on February 20, 2020 are subject to acceleration under certain circumstances.

Details of options outstanding and exercisable at the date of this report are as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
1.05	1,250,000	0.77	1.05	1,250,000	1.05
0.96	2,340,000	1.05	0.96	2,340,000	0.96
1.02	360,784	0.20	1.02	360,784	1.02
2.10	500,000	1.74	2.10	500,000	2.10
1.40	1,900,000	2.27	1.40	1,900,000	1.40
1.00	550,000	0.85	1.00	550,000	1.00
0.75	150,000	2.39	0.75	150,000	0.75
0.76	4,450,000	1.78	0.76	4,450,000	0.76
0.75	600,000	1.94	0.75	600,000	0.75
0.81	100,000	1.96	0.81	75,000	0.81
3.39	1,200,000	4.65	3.39	1,200,000	3.39
3.43	400,000	2.88	3.43	100,000	3.43

	13,800,784	1.21	1.28	13,475,784	1.31

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Financial Instruments and Risk Management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended March 31, 2021 and the year ended June 30, 2020.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

March 31, 2021	Level 1	Level 2	Level 3	Total
Cash	$30,264,027	$—	$—	$30,264,027

June 30, 2020	Level 1	Level 2	Level 3	Total
Cash	$4,141,494	$—	$—	$4,141,494

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i) Interest rate risk

The Company does not have any financial instrument which are subject to interest rate risk.

(ii) Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any other financial instruments which are subject to credit risk.

(iii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at March 31, 2021, the Company has a working capital surplus of $29,253,591. The Company is actively engaged in raising additional capital to meet financial obligations.

(iv) Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	March 31, 2021 $	June 30, 2020 $
Cash	739,601	574,506
Accounts payable	(922,878)	(6,426,587)
Convertible loan	(4,575,867)	(4,955,500)

At March 31, 2021, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.2575. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $477,000 in the Company’s comprehensive loss for the year to date.

4. RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the lithium exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties. Additional risk factors may be included in technical reports or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results operations, plans and prospects.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Reliance on Key Personnel

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this stage of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

Substantial Capital Requirements and Liquidity

The Company anticipates that it will make substantial capital expenditures for the continued exploration and development of the California Lithium Project and the Arkansas Lithium Project in the future. The Company currently has no revenue and may have limited ability to undertake or complete future drilling or exploration programs, chemical studies and the design of a surface plant and processing facilities. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on the ownership or share structure of the Company. Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

The Company has not yet commenced commercial production at any of its properties and as such, it has not generated positive cash flows to date and has no reasonable prospects of doing so unless successful commercial production can be achieved at one or more of its Properties. The Company expects to continue to incur negative investing and operating cash flows until such time as it enters into commercial production. This will require the Company to deploy its working capital to fund such negative cash flow and to seek additional sources of financing. There is no assurance that any such financing sources will be available or sufficient to meet the Company’s requirements. There is no assurance that the Company will be able to continue to raise equity capital or that the Company will not continue to incur losses.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Exploration and Development

Exploring and developing natural resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. Natural resource exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of natural resources, any of which could result in work stoppages, damage to property, and possible environmental damage. If any of the Company’s exploration programs are successful, there is a degree of uncertainty attributable to the calculation of resources and corresponding grades being extracted or

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

dedicated to future production. Until actually extracted and processed, the quantity of lithium brine reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on commodity prices. Any material change in quantity of reserves, grade or recovery ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that results obtained in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company may also be subjected to risks associated with fluctuations in markets other than lithium (e.g. bromine) that may impact project development feasibility. The Company closely monitors its activities and those factors which could impact them, and employs experienced consulting, engineering, and legal advisors to assist in its risk management reviews where it is deemed necessary.

Operational Risks

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental pollution, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Environmental Risks

All phases of mineral exploration and development businesses present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company’s development opportunities at the California Lithium Project are subject to potential future risks related to water-use considerations. Desert basins, by their very nature, have limited water resources, and future supplemental demands can result in conflicting requirements for those resources. Future negotiation and apportioning of water resources has the potential to adversely affect the Company’s operations or prospects.

Commodity Price Fluctuations

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

The price of commodities varies on a daily basis. However, price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. Lithium is a specialty chemical and is not a commonly traded commodity such as copper, zinc, gold or iron ore. However, the price of lithium tends to be set through a limited long term offtake market contracted between the very few suppliers and purchasers.

The world’s largest suppliers of lithium are Sociedad Quimica y Minera de Chile S.A (NYSE:SQM), Livent Corporation (NYSE:LTHM), Albemarle Corporation (NYSE:ALB), Jiangxi Ganfeng Lithium Co. Ltd. and Tianqi Group who collectively supply approximately 85% of the world’s lithium business, and any attempt to suppress the price of lithium materials by such suppliers, or an increase in production by any supplier in excess of any increased demand, would have negative consequences on the Company. The price of lithium materials may also be reduced by the discovery of new lithium deposits, which could not only increase the overall supply of lithium (causing downward pressure on its price) but could draw new firms into the lithium industry which would compete with the Company.

Volatility of the Market Price of the Company’s Common Shares

The Company’s common shares are listed on the TSX.V under the symbol “SLL”, on the Frankfurt Stock Exchange under the trading symbol “S5L” and, on the OTCQX under the trading symbol STLHF. The quotation of the Company’s common shares on the TSX.V may result in a less liquid market available for existing and potential stockholders to trade Common Shares, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

Securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America/globally and market perceptions of the attractiveness of particular industries. The Company’s common share price is also likely to be significantly affected by delays experienced in progressing our development plans, a decrease in the investor appetite for junior stocks, or in adverse changes in our financial condition or results of operations as reflected in our quarterly financial statements. Other factors unrelated to our performance that could have an effect on the price of the Company’s common shares include the following:

(a)	The trading volume and general market interest in the Company’s common shares could affect a shareholder’s ability to trade significant numbers of common shares; and

(b)	The size of the public float in the Company’s common shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Share Issuances May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional common shares or the issuance of debt instruments or other securities convertible into common shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into common shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the common shares.

Economic and Financial Market Instability

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

Global financial markets have been volatile and unstable at times since the global financial crisis, which started in 2007. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, on terms that are favourable to the Company. In the longer term these factors, combined with the Company’s financial position could have important consequences, including the following:

(a)	Increasing the Company’s vulnerability to general adverse economic and industry conditions;

(b)	Limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

(c)	Limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry; and

(d)	Placing the Company at a disadvantage when compared to competitors that has less debt relative to their market capitalization.

Issuance of Debt

From time to time the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. The Company’s articles do not limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company’s ability to service its debt obligations will depend on the Company’s future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.

Industry Competition and International Trade Restrictions

The international resource industries are highly competitive. The value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including lithium, around the world.

Governmental Regulation and Policy

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of its current properties, or any other properties in which the Company has an interest. A specific risk is that no royalty structure relating to the commercial extraction of lithium from brine is currently present in the State of Arkansas. The future derivation of a royalty that is excessively elevated may have significant negative effects on the Company. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations, government-protected areas (e.g. National Wilderness Protected Areas, Military Ranges etc.) and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

adversely affect the results of operations and financial condition of the Company in a particular period or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company.

Risk Related to the Cyclical Nature of the Mining Business

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for commodities such as Lithium, in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Properties May be Subject to Defects in Title

The Company has investigated its rights to explore and exploit the California Lithium and Arkansas Lithium Projects and, to the best of its knowledge, its rights in relation to lands forming those projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its Properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. The Company is currently operating under a working capital deficiency, and requires additional financing to ensure it can continue to maintain a positive working capital position. If the Company does not generate sufficient cash flow from operating activities it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Legal and Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition,and operating results. Defense and settlement of costs of legal claims can be substantial. There are no current claims or litigation outstanding against the Company.

Insurance

The Company is also subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, tornados, thunderstorms, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Currency

The Company is exposed to foreign currency fluctuations to the extent that the Company’s material mineral properties are located in the US and its expenditures and obligations are denominated in US dollars, yet the Company is currently headquartered in Canada, is listed on a Canadian stock exchange and typically raises funds in Canadian dollars. In addition, a number of the Company’s key vendors are based in both Canada and the US, including vendors that supply geological, process engineering and chemical testing services. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company does not currently, and it is not expected to, take any significant steps to hedge against currency fluctuations.

Conflicts of Interest

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which The Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Impact of COVID-19

The Company’s business, operations, and financial condition, and the market price of the Shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines, and a general reduction in consumer activity in a number of countries. The outbreak has caused companies and various

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Nine Months Ended March 31, 2021

international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for lithium and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control; however, it is possible that COVID-19 may have a material adverse effect on the Company’s business, results of operations, and financial condition and the market price of the Shares.